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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1


                       Progressive Software Holding, Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                 Series B Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74338W107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 20 Pages
                         Exhibit Index Found on Page 19


--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 74338W107
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            ARK CLO 2000-1, Limited
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                           [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
                                     376,953 Shares of Series B Common Stock
        NUMBER OF                    plus 2,679,125 Shares of Series A Common
   SHARES BENEFICIALLY               Stock owned by MassMutual (as defined
        OWNED BY                     below) [ See Preliminary Note]
          EACH           ------------===========================================
    REPORTING PERSON        9        SOLE DISPOSITIVE POWER
          WITH                       -0-
                         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     376,953 Shares of Series B Common Stock
                                     plus 2,679,125 Shares of Series A Common
                                     Stock owned by MassMutual [ See Preliminary
                                     Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            376,953 Shares of Series B Common Stock plus 2,679,125 Shares of Series A Common Stock owned by MassMutual [ See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                           [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            The 376,953 shares of Series B Common Stock of ARK CLO 2000-1, Limited represent 10.0% of the combined Series A Common Stock and Series B Common Stock outstanding but the combined 3,056,078 shares of Series A Common Stock and Series B Common Stock of MassMutual and of Ark CLO 2000-1, Limited together represent 80.7% of such shares. [ See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            00
------------====================================================================

                               Page 2 of 20 Pages

                                       13D

===================
CUSIP No. 74338W107
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Patriarch Partners, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                           [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-

                         ------------===========================================
                            8        SHARED VOTING POWER
                                     376,953 Shares of Series B Common Stock
        NUMBER OF                    plus 2,679,125 Shares of Series A Common
   SHARES BENEFICIALLY               Stock owned by MassMutual [ See Preliminary
        OWNED BY                     Note]
          EACH           ------------===========================================
    REPORTING PERSON        9        SOLE DISPOSITIVE POWER
          WITH                       -0-
                         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     376,953 Shares of Series B Common Stock
                                     plus 2,679,125 Shares of Series A Common
                                     Stock owned by MassMutual [ See Preliminary
                                     Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            376,953 Shares of Series B Common Stock plus 2,679,125 Shares of Series A Common Stock owned by MassMutual [ See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                           [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            The 376,953 shares of Series B Common Stock of ARK CLO 2000-1, Limited represent 10.0% of the combined Series A Common Stock and Series B Common Stock outstanding but the combined 3,056,078 shares of Series A Common Stock and Series B Common Stock of MassMutual and of Ark CLO 2000-1, Limited together represent 80.7% of such shares. [ See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            00
------------====================================================================

                               Page 3 of 20 Pages

                                       13D
===================
CUSIP No. 74338W107
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            LD Investments, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                           [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
                                     376,953 Shares of Series B Common Stock
        NUMBER OF                    plus 2,679,125 Shares of Series A Common
   SHARES BENEFICIALLY               Stock owned by MassMutual [ See Preliminary
        OWNED BY                     Note]
          EACH           ------------===========================================
    REPORTING PERSON        9        SOLE DISPOSITIVE POWER
          WITH                       -0-
                         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     376,953 Shares of Series B Common Stock
                                     plus 2,679,125 Shares of Series A Common
                                     Stock owned by MassMutual [ See Preliminary
                                     Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            376,953 Shares of Series B Common Stock plus 2,679,125 Shares of Series A Common Stock owned by MassMutual [ See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                           [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            The 376,953 shares of Series B Common Stock of ARK CLO 2000-1, Limited represent 10.0% of the combined Series A Common Stock and Series B Common Stock outstanding but the combined 3,056,078 shares of Series A Common Stock and Series B Common Stock of MassMutual and of Ark CLO 2000-1, Limited together represent 80.7% of such shares. [ See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            00
------------====================================================================

                               Page 4 of 20 Pages

                                       13D
===================
CUSIP No. 74338W107
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Lynn Tilton
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [ X ]

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            OO, AF, PF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                           [   ]

------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                         ------------===========================================
                            8        SHARED VOTING POWER
                                     376,953 Shares of Series B Common Stock
        NUMBER OF                    plus 2,679,125 Shares of Series A Common
   SHARES BENEFICIALLY               Stock owned by MassMutual [ See Preliminary
        OWNED BY                     Note]
          EACH           ------------===========================================
    REPORTING PERSON        9        SOLE DISPOSITIVE POWER
          WITH                       -0-
                         ------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     376,953 Shares of Series B Common Stock
                                     plus 2,679,125 Shares of Series A Common
                                     Stock owned by MassMutual [ See Preliminary
                                     Note]
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            376,953 Shares of Series B Common Stock plus 2,679,125 Shares of Series A Common Stock owned by MassMutual [ See Preliminary Note]
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                           [   ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            The 376,953 shares of Series B Common Stock of ARK CLO 2000-1, Limited represent 10.0% of the combined Series A Common Stock and Series B Common Stock outstanding but the combined 3,056,078 shares of Series A Common Stock and Series B Common Stock of MassMutual and of Ark CLO 2000-1, Limited together represent 80.7% of such shares. [ See Preliminary Note]
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================

                               Page 5 of 20 Pages

Preliminary Note: This Schedule 13D is being filed with respect to the Series B Common Stock, par value of $.01 per share (the "Series B Common Stock"), of Progressive Software Holding, Inc. (the "Company"). Such shares vote together as a class, except in certain specified circumstances, with the Series A Common Stock, par value of $0.01 per share (the "Series A Common Stock"), of the Company. For purposes of this Schedule 13D, the Reporting Persons (as defined below) have treated the Series B Common Stock and the Series A Common Stock as one class.

     Certain of the Reporting Persons have entered into a Stockholders Agreement with MassMutual (as defined below), the Company and certain other parties identified below. Due to the terms of such agreement, as summarized in Item 4 below, the Reporting Persons and MassMutual may be deemed to be a "group" for purposes of Rule 13d-5(b) and, as such, each may be deemed to beneficially own the other's equity securities of the Company. The Reporting Persons are therefore filing this Schedule 13D to report their beneficial ownership of (i) the 376,953 shares of Series B Common Stock held by ARK CLO 2000-1, Limited and
(ii) the 2,679,125 shares of Series A Common Stock held by MassMutual. The 376,953 shares of Series B Common Stock held by ARK represent 9.96% of the combined Series A Common Stock and Series B Common Stock outstanding and the combined 3,056,078 shares of Series A Common Stock and Series B Common Stock held by MassMutual and Ark together represent 79.98% of such shares. Pursuant to the rounding instructions of Schedule 13D , such percentages are reported on the cover pages hereto as 10.0% and 80.7%, respectively.

     All share numbers refer to Series B Common Stock unless noted otherwise. All percentages are based on the combined total of the Series A Common Stock and the Series B Common Stock outstanding. For more information regarding the respective rights and obligations of the Series A Common Stock and Series B
Common  Stock,   see  Item  4  below  and  see  the  Company's   Certificate

                               Page 6 of 20 Pages
of Incorporation (the "Certificate of Incorporation") filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 22, 2002.

Item 1.  Security And Issuer.
------   -------------------

     This statement relates to shares of Series B Common Stock of Progressive Software Holding, Inc. The Company's principal offices are located at 6836 Morrison Boulevard, Charlotte, NC 28211

Item 2.  Identity And Background.
------   -----------------------

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     ARK
     ---

          (i) ARK CLO 2000-1, Limited, a Cayman Islands limited liability company ("ARK"), with respect to the Series B Common Stock held by it;


     The Collateral Manager
     ----------------------

          (ii) Patriarch Partners, LLC, a Delaware limited liability company (the "Collateral Manager"), with respect to the Series B Common Stock held by ARK;

     LD Investments, LLC
     -------------------

          (iii)LD  Investments,   LLC,  a  Delaware  limited  liability  company
               ("LDI"), with respect to the Series B Common Stock held by ARK;

     The Manager of The Collateral Manager
     -------------------------------------

          (iv) Lynn Tilton ("Tilton") with respect to the Series B Common Stock held by ARK.


     In addition, by virtue of the Rule 13d "group" that has been created by the Stockholders Agreement, each Reporting Person has attributed to itself the 2,679,125 shares of Series A Common Stock held by MassMutual.

                               Page 7 of 20 Pages

     The Series B Common Stock reported hereby for ARK is owned directly by ARK. The Collateral Manager, as collateral manager to ARK pursuant to that certain Collateral Management Agreement, dated as of December 21, 2000, among ARK, the Collateral Manager and Teachers Insurance and Annuity Association of America, may be deemed to be the beneficial owner of all such Series B Common Stock. LDI, as the sole member of the Collateral Manager, may be deemed to be the beneficial owner of all such Series B Common Stock. Tilton, as the manager of the Collateral Manager and the manager and majority owner of LDI, may be deemed to be the beneficial owner of all such Series B Common Stock. The 2,679,125 shares of Series A Common Stock held by MassMutual is owned by MassMutal as reported to the Reporting Persons by MassMutual. Each of the Collateral Manager, LDI and Tilton hereby disclaims any beneficial ownership of any such Series B Common Stock and each of Ark, the Collateral Manager, LDI and Tilton hereby disclaims any beneficial ownership of any such Series A Common Stock.


     (b) The address of the principal business and principal office of ARK, the Collateral Manager, LDI and Tilton is c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005.

     (c) The principal business of ARK is that of purchasing, selling and managing investments for its own account. The principal business of the Collateral Manager is to act as the collateral manager to ARK. The principal business of LDI is the ownership of the Collateral Manager and Patriarch Partners II, LLC. The principal business of Tilton is to act as the manager of the Collateral Manager, LDI and certain other affiliated entities and to provide investment, managerial and restructuring and business advice.

     (d) None of ARK, the Collateral Manager, LDI or Tilton has, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of ARK, the Collateral Manager, LDI or Tilton has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 8 of 20 Pages

     (f) The citizenship of each of ARK, the Collateral Manager, LDI and Tilton is set forth above.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

     On December 28, 2000, ARK acquired at a price less than the full principal amount of the loans outstanding (i) $2,000,000 principal amount of term loans and (ii) $3,500,000 principal amount of revolving loan commitment (together, the "Debt"). The obligors for such Debt are Tridex Corporation and its wholly-owned subsidiary Progressive Software, Inc. (collectively, the "Debtors") pursuant to that certain Credit Agreement dated as of April 17, 1998 among the Debtors and Fleet National Bank (as amended, the "Credit Agreement"). On February 12, 2002, Tridex Corporation and Progressive Software, Inc. each filed a voluntary petition for protection (together, the "Proceedings") pursuant to Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Connecticut (the "Court"). On August 6, 2002, the Court confirmed the Debtor's Amended Plan of Reorganization dated as of June 20, 2002 pursuant to which ARK agreed to exchange (such exchange, the "Restructuring") all of its $5,341,424.21 principal amount of term loans and revolving loans outstanding and owing under the Credit Agreement, together with any claims for accrued interest and fees, for (i) $5,300,000 of fully funded term loans (the "New Term Loans") and an unfunded $500,000 revolving credit commitment in each case pursuant to, and subject to the terms and conditions of, that certain Credit Agreement dated as of August 6, 2002 (the "New Credit Agreement") among the Company and Progressive Software, Inc., as borrowers, ARK as agent and ARK as lender, (ii) 376,953 shares of Series B Common Stock and (iii) warrants (the "Warrants") to purchase an additional 418,836

                               Page 9 of 20 Pages
shares of Series B Common Stock. As part of the Restructuring, Tridex Corporation merged with and into the Company.

     On December 28, 2000, ARK issued notes and preferred stock (which included preferred stock issued to the Collateral Manager), the proceeds of which were used by ARK to purchase a large portfolio of stressed and distressed loans from an affiliate of Fleet National Bank, including the Debt. The funds used by the Collateral Manager to purchase such preferred stock included personal funds contributed by Tilton.

Item 4.  Purpose Of The Transaction.
-------  --------------------------

     The Series B Common Stock and Warrants were acquired in connection with the Restructuring. They were and continue to be held by ARK for investment purposes; provided, however, that upon the occurrence of a Triggering Event (as defined in the Certificate of Incorporation and as summarized below), the holders of the Series B Common Stock would automatically acquire 51% of the voting rights of the then-outstanding Series A Common Stock and Series B Common Stock of the Company. Tilton is a member of the Board of Directors of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Series B Common Stock and/or the Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of Series B Common Stock and/or Warrants or other securities of the Company or dispose of any or all of its shares of Series B Common Stock and/or Warrants depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other
investment  considerations.   No

                               Page 10 of 20 Pages

Reporting Person has made a determination regarding a maximum or minimum number of shares of Series B Common Stock and/or Warrants that it may hold at any point in time.

     Pursuant to the Certificate of Incorporation, the Series A Common Stock and the Series B Common Stock vote together as a class except in certain specified circumstances and at present a holder of either security receives one vote for each share held. As stated above, upon the occurrence of a Triggering Event (as defined in the Certificate of Incorporation) the holders of the Series B Common Stock would automatically acquire 51% of the voting rights of the then-outstanding Series A Common Stock and Series B Common Stock of the Company. For a Triggering Event to occur, at least $4,000,000 principal amount of New Term Loans must be outstanding under the New Credit Agreement, a Triggering Event of Default (as defined in the Certificate of Incorporation) must have occurred and ARK must have delivered a written notice to the Company setting forth the first two facts. A Triggering Event of Default will occur if (i) certain enumerated events of default occur under the New Credit Agreement, (ii) breaches of certain provisions of the New Credit Agreement by the borrowers thereunder occur or (iii) the borrowers thereunder enter into a binding agreement the consummation of which is reasonably likely to result in a Change of Control (as defined in the New Credit Agreement) and such agreement does not provide for the repayment of all outstanding obligations owed by the borrowers under the New Credit Agreement. If a Triggering Event shall have not yet occurred on the date on which the principal amount of the New Term Loans outstanding under the New Credit Agreement falls below $4,000,000, then each Series B Common Stock shall automatically convert into, and be identical to, Series A Common Stock. ARK is currently the sole holder of Series B Common Stock.

     As  part  of  the  Restructuring   described  above,  ARK  entered  into  a
Stockholders Agreement dated as of August 6, 2002, with the Company, and Massachusetts Mutual Life Insurance

                               Page 11 of 20 Pages

Company, MassMutual Corporate Investors, MassMutual Participation Investors, and MassMutual Corporate Value Partners, Limited (together "MassMutual"), William A. Beebe and Christopher Sebes (the "Stockholders Agreement") and a Registration Rights Agreement dated as of August 6, 2002, with the Company and MassMutual (the "Registration Rights Agreement"). The terms and provisions of these agreements, as well as the Warrants and the Certificate of Incorporation, are summarized below, which summary is qualified in its entirety by the terms and conditions of each such agreement and instrument.

     Subject to certain conditions, the Stockholders Agreement currently provides for the election of a three-member Board of Directors, one to be designated by MassMutual and/or transferees of its Series A Common Stock, one to be designated by ARK and/or transferees of its Series B Common Stock and one to be designated by certain members of Company management. In addition, subject to certain conditions, the Stockholders Agreement requires the approval of holders of two-thirds of the Series B Common Stock then outstanding with respect to changes in the Company's Certificate of Incorporation affecting the rights of the Series B Common Stock, the issuance or authorization of additional Series B Common Stock, changes in the number of the Board of Directors of the Company or its subsidiaries, and entering into material transactions with affiliates of the Company. Pursuant to the Stockholders Agreement, William A. Beebe, Thomas R. Schwarz and Lynn Tilton were appointed to the Board of Directors on August 6, 2002.

     The Registration Rights Agreement provides for certain demand rights on either a Form S-1 Registration Statement or a Form S-3 Registration Statement and certain "piggyback" registration rights for the holders of Series A Common Stock and Series B Common Stock (including Series B Common Stock issued pursuant to the exercise of the Warrants).

                               Page 12 of 20 Pages

     As noted in Item 3 above, ARK also received Warrants, which entitle it to purchase an additional 418,836 shares of Series B Common Stock at a purchase price of $0.01 per share. The Warrants are exercisable on the date that the first revolving loan is made pursuant to the New Credit Agreement, which event, as of the date of this filing, has not occurred. The warrants will expire on the earlier of (i) the date which is six months after the Warrants become exercisable and (ii) if no revolving loan is made pursuant to the New Credit Agreement prior to the Revolving Credit Commitment Termination Date (as defined in the New Credit Agreement) then the Revolving Credit Commitment Termination Date. The Revolving Credit Commitment Termination Date means the earlier to occur of (a) the date which is 6 months after the Closing Date of the New Credit Agreement (or approximately February 6, 2003) and (b) the date on which any of three specified events occur, each as set forth in the New Credit Agreement.

     Also, consistent with their investment intent, the Reporting Persons have engaged and intend to continue to engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more other persons regarding the Company, including but not limited to its operations and amounts outstanding under the New Credit Agreement.


     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     (a) ARK
         ---

                               Page 13 of 20 Pages

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 3,785,334 Shares of Series A Common Stock and Series B Common Stock outstanding as of December 26, 2002 as reported by the Company .

          (c) There were no purchases or sales of any securities of the Company in the last 60 days.

          (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

          (e)  Not applicable.

     (b) The Collateral Manager
         ----------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Collateral Manager is incorporated herein by reference.

          (c)  None.

          (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

          (e)  Not applicable.

     (c) LDI
         ---

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

          (c)  None.

          (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

                               Page 14 of 20 Pages

          (e)  Not applicable.

     (d) Tilton
         ------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

          (c)  None.

          (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and majority owner of LDI.

          (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings Or  Relationships With Respect
------   ----------------------------------------------------------------------
To Securities Of The Issuer.
---------------------------

     Pursuant to that certain Indenture dated December 21, 2000 (the "Indenture"), among ARK, JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank), as trustee (the "Trustee"), and the other parties named therein, as amended, ARK has pledged all of its assets (including without limitation the Series B Common Stock and the Warrants) to the Trustee for the benefit of the holders of the notes issued thereunder and certain other secured parties named therein. The Collateral Manager has entered into an agreement with Woodside Capital Advisors, LLC pursuant to which Woodside provides certain advisory services to the Collateral Manager regarding certain of ARK's investments, including its debt and equity investments in the Company. Other than the Stockholders Agreement, the Registration Rights Agreement, the Warrants and the New Credit Agreement (each as described in Item 4 above) and the other transactions and agreements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the

                               Page 15 of 20 Pages

Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Stockholders Agreement described in Item 4 is filed as Exhibit 4.2 to the Company's Form 8-K filed with the SEC on August 22, 2002 (the "Company's 8-K") and incorporated herein by reference. The Registration Rights Agreement described in Item 4 is filed as
Exhibit 4.3 to the Company's 8-K and incorporated herein by reference. The Warrants described in Item 4 above are filed as Exhibit 4.4 to the Company's 8-K and incorporated herein by reference. The New Credit Agreement described in Item 4 above is filed as Exhibit 10.1 to the Company's 8-K and incorporated herein by reference. The Company's Certificate of Incorporation mentioned in the Preliminary Note and Item 4 above is filed as Exhibit 3.1 to the Company's 8-K and is incorporated herein by reference.


                               Page 16 of 20 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2003

                                           ARK CLO 2000-1, LIMITED

                                           By: Patriarch Partners, LLC,
                                                 its Collateral Manager

                                           By: /s/ Lynn Tilton
                                               -----------------------
                                               Name: Lynn Tilton
                                               Title: Manager


                                           PATRIARCH PARTNERS, LLC

                                           By: /s/ Lynn Tilton
                                               -----------------------
                                               Name: Lynn Tilton
                                               Title: Manager


                                           LD INVESTMENTS, LLC

                                           By: /s/ Lynn Tilton
                                               -----------------------
                                               Name: Lynn Tilton
                                               Title: Manager


                                           /s/ Lynn Tilton
                                           -----------------------
                                           Lynn Tilton



                               Page 17 of 20 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Collateral Manager and LDI is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to Tilton is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship. Set forth below with respect to each Control Person is the following: a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Collateral Manager
         ----------------------

          (a) Patriarch Partners, LLC
          (b) 40 Wall Street, 25th Floor, New York, NY 10005
          (c) Serves as collateral manager of ARK
          (d) Delaware limited liability company
          (e) Manager: Lynn Tilton; Senior Managing Director: Gregory Murphy

2.       LDI
         ---

          (a) LD Investments, LLC
          (b) c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005
          (c) Sole member of the Collateral  Manager and Patriarch  Partners II,
          LLC
          (d) Delaware limited liability company
          (e) Control Persons: Lynn Tilton, Manager.

3.       Tilton
         ------

          Tilton is a United States citizen whose business address is c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005. The principal occupation of Tilton is to act as the manager of the Collateral Manager, LDI and certain other affiliated entities and to provide investment, managerial and restructuring and business advice There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to Tilton that is not already disclosed in the Schedule 13D.


4.       Control Persons Who Are Not Reporting Persons
         ---------------------------------------------

          Of the Control Persons listed in No. 1 above, Gregory Murphy is not also a Reporting Person. With respect to Gregory Murphy, he is a United States citizen whose business address is c/o Patriarch Partners, LLC, 112 South Tryon Street, Suite 700, Charlotte, NC 28284. The principal occupation of Gregory Murphy is Senior Managing Director of Patriarch Partners, LLC. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to Gregory Murphy that is not already disclosed in the Schedule 13D.


                               Page 18 of 20 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)


                               Page 19 of 20 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 7, 2003

                                           ARK CLO 2000-1, LIMITED

                                           By: Patriarch Partners, LLC,
                                                 its Collateral Manager

                                           By: /s/ Lynn Tilton
                                               -----------------------
                                               Name: Lynn Tilton
                                               Title: Manager


                                           PATRIARCH PARTNERS, LLC

                                           By: /s/ Lynn Tilton
                                               -----------------------
                                               Name: Lynn Tilton
                                               Title: Manager


                                           LD INVESTMENTS, LLC

                                           By: /s/ Lynn Tilton
                                               -----------------------
                                               Name: Lynn Tilton
                                               Title: Manager


                                           /s/ Lynn Tilton
                                           -----------------------
                                           Lynn Tilton

                               Page 20 of 20 Pages